

03 APR 23 AM 7:21



03050349

File: 082-04144

April 18th, 2003

Re: Rule 12g3-2(b) – Submission by Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

PROCESSED
MAY 20 2003
THOMSON FINANCIAL

SUPPL

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, the minutes of the 2002 ordinary General Assembly Meeting of shareholders of Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,





Volkan Harmandar
Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.



MINUTES OF THE ANNUAL ORDINARY GENERAL MEETING OF SHAREHOLDERS OF MESSRS. ANADOLU EFES BİRACILIK VE MALT SANAYİ ANONİM ŞİRKETİ HELD ON MONDAY, 14 APRIL 2003, 014:00 P.M.

The Meeting was held at "Esentepe Mah. Anadolu Cad. No: 3 Kartal/ISTANBUL" on the date and at the time shown above, which meeting was attended by Mr. Fevzi ÜLKER, the Representative of the Ministry of Industry and Trade, duly appointed under letter no. 23436 dated 11 April 2003 of the Istanbul Province Directorate of Industry and Trade.

It was confirmed that the date, time, place and agenda of the meeting was announced on issue no. 5765 of 28 March 2003 of the Turkish Trade Registry Journal, and on page 7 of the issue dated 28 March 2003 of the Milliyet Newspaper published nationwide in Turkey, as well as page 3 of the issue dated 28 March 2003 of the Yenigün Newspaper published nationwide in Turkey.

According to the List of Attendance it was ascertained that a total number of shares of 32,176,560,943 were present at the meeting, of which 27,549,602,656 in principal, and 4,626,958,287 by proxy, from the total number of shares of the company which is 50,167,474,786 (fifty thousand one hundred and sixty-seven million four hundred and seventy-four thousand seven hundred and eighty-six)

shares constituting the share capital of the Company of TL 50,167,474,786,000 (fifty million one hundred and sixty-seven thousand four hundred and seventy-four million seven hundred and eighty-six thousand Turkish Lira), whereupon the quorum for meeting was reached.

The Representative of the Ministry of Industry and Trade pronounced the meeting to be admissible. The deliberation of the agenda items was proceeded with.

1. Mr. ALİ ŞANAL was proposed as the candidate for the Chairman of the Meeting, Messrs. VOLKAN HARMANDAR and M. HURŞİT ZORLU for the Collectors of Votes, and Ms. MİNE ÇEVİK for the Secretary. The proposal was voted and unanimously adopted.

   It was proposed and unanimously approved that the minutes and documents of the meeting were signed by the Chairman's Board on behalf of the General Meeting.

2. The Business Report of the Board of Directors, Auditors' Report, and the Report of the Independent Auditors from outside the Company

for the calendar year of 2002 were read out. Nobody asked for permission to talk.

The Balance Sheet of year 2002 dated 31 December 2002, and the Income and Loss Account for the period of 01 January 2002 to 31 December 2002 were read out; deliberated and clarified. The proposal of the Board of Directors regarding the distribution of profit was adopted, and it was resolved that, in order to realise a net profit distribution of 20% on the paid-up capital, a net dividend of TL 10,033,499,957,200.- (ten million thirty-three thousand four hundred and ninety-nine million nine hundred and fifty-seven thousand two hundred) be paid, each share of TL 1,000 be paid a net amount of TL 200 in cash; as well as the usufruct shareholders and the members of the Board of Directors be paid profit share in accordance with article 67 of the Articles of Association; the net profit remaining after deduction of the legal obligations be applied to the extraordinary reserves; and the distribution of profit be commenced as of 30 May 2003; as well as

the reports and the balance sheet be approved; and it was also resolved by majority of votes consisting of 32,170,313,143 affirmative against 6,247,800 abstaining (of BBH/F C PORTFOLIOS FUND), that the distribution of profit be approved.

3. The release of each of the Directors for their activities during the calendar year of 2002 was individually voted. The meeting resolved to release each of the Directors from their duties unanimously by the remaining shareholders attending the meeting (provided that no individual Director participates in the voting concerning himself). Release of the Auditors for their activities during the year of 2002 were proposed for voting, and approved by majority of votes consisting of 32,170,313,143 affirmative against 6,247,800 abstaining of BBH/F C PORTFOLIOS FUND.

4. It was proposed that (13) directors be elected in place of those whose term was over. Mr. KAMİL YAZICI, Mr. İZZET ÖZİLHAN, Mr. TUNÇAY ÖZİLHAN,

Mr. SÜLEYMAN VEHBİ YAZICI, Mr. İBRAHİM YAZICI, Ms. TÜLAY AKSOY, Ms. GÜLTEN YAZICI, Ms. HÜLYA ELMALIOĞLU, Mr. NAİL ÖZKARDEŞ, Mr. AHMET MUHTAR KENT (on behalf of Anadolu Endüstri Holding A.Ş.), Mr. ALİ ZÜLFÜ TİGREL (on behalf of Anadolu Endüstri Holding A.Ş.), Mr. METİN TOKPINAR (on behalf of Anadolu Endüstri Holding A.Ş.), Mr. ALİ ŞANAL (on behalf of Anadolu Endüstri Holding A.Ş.) were proposed as the candidates. The proposal was voted. It was adopted by majority of votes consisting of 32,170,313,143 affirmative against 6,247,800 abstaining of BBH/F C PORTFOLIOS FUND, that the candidates be elected as the Directors for a term of one year, and the Directors be paid no remuneration for this term.

5. It was proposed that Messrs. MUSTAFA UYSAL, ALİ BAKİ USTA, and SAADETTİN İDEL be elected as the Auditors for a term of (1) year in place of those Auditors whose term was over. The proposal was voted, and unanimously approved. It was also proposed, voted, and approved by majority of

votes consisting of 32,170,313,143 affirmative against 6,247,800 abstaining of BBH/F C PORTFOLIOS FUND that the Auditors be paid TL 1,800,000,000 annually.

6. A proposal was made that the Directors be authorised in accordance with Sections 334 and 335 of the Turkish Commercial Code. The proposal was adopted by majority of votes consisting of 32,170,313,143 affirmative against 6,247,800 abstaining of BBH/F C PORTFOLIOS FUND.

7. It was proposed by the Board of Directors that the independent accounting firm Messrs. Güney Serbest Muhasebecilik Mali Müşavirlik A.Ş. be appointed to substitute the independent audit firm whose term was over by the end of the fiscal term of 2002 by virtue of article 14 of the regulations on Independent External Audits of Capital Market published by the Capital Market Board. The proposal was voted and adopted by majority of votes consisting of 32,170,313,143 affirmative against 6,247,800 abstaining of BBH/F C

PORTFOLIOS FUND.

As the Agenda contained no further issues to be deliberated, the meeting was closed.

signed:
FEVZİ ÜLKER,
REPRESENTATIVE OF THE
MINISTRY OF INDUSTRY AND TRADE

signed:
ALİ ŞANAL

signed:
VOLKAN HARMANDAR &
M.HURŞİT ZORLU,
VOTE COLLECTORS